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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Global Telecom & Technology, Inc.

(Name of Issuer)
Common Stock, par value $.0001 per share

(Title of Class of Securities)
378979 10 8

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification No. of Above Persons (Entities Only). D. Michael Keenan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		2,210,898(1)

	6	SHARED VOTING POWER

-0-

	7	SOLE DISPOSITIVE POWER

2,210,898(1)

	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,210,898(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 1,305,000 shares of Common Stock issuable upon the exercise of warrants and 111,633 shares of common stock issuable upon the conversion of convertible notes.
(2) Based on 14,479,678 shares outstanding as of December 31, 2007, as reported on the Issuer’s Form S-1 filed with the Securities and Exchange Commission on January 14, 2008.

Item 1(a):	Name of Issuer.

Global Telecom & Technology, Inc.

Item 1(b):	Address of Issuer’s Principal Executive Offices.
8484 Westpark Drive, Suite 720
McLean, Virginia 22102

Item 2(a):	Name of Person Filing.
This statement is filed by D. Michael Keenan (the “Reporting Person”).

Item 2(b):	Address of Principal Business Office or, if none, Residence.
8484 Westpark Drive, Suite 720
McLean, Virginia 22102

Item 2(c):	Citizenship.
The Reporting Person is a citizen of the United States.

Item 2(d):	Title of Class of Securities.
Common Stock, par value $.0001 per share.

Item 2(e):	CUSIP Number.
378979 10 8

Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4:	Ownership.
See Items (5) - (9) and (11) of the cover page for the Reporting Person.

Item 5:	Ownership of Five Percent or Less of a Class.
  Not Applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.
  Not Applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
  Not Applicable

Item 8:	Identification and Classification of Members of the Group.
  Not Applicable

Item 9:	Notice of Dissolution of Group.
  Not Applicable

Item 10:	Certification.
  Not Applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2008

/s/ D. Michael Keenan D. Michael Keenan